Exhibit 99.1

Pan American Silver Operations in Peru Largely Unaffected by Earthquake

VANCOUVER, British Columbia, Aug. 17, 2007 (PRIME NEWSWIRE) -- Pan American Silver Corp. ("Pan American") (Nasdaq:PAAS) (TSX:PAA) reports that none of its Peruvian operating mines sustained any significant damage and are largely unaffected as a result of yesterday's earthquake which was centered approximately 145 kilometres south-southwest of Lima, Peru.

The Quiruvilca mine was completely unaffected. Initial inspections carried out at both Huaron and Morococha, which are closer to the earthquake's epicenter, indicated that there has been no damage to any of the surface facilities or related infrastructure, and milling activities have continued from stockpiled ore. Underground inspections identified minor rock falls in a limited number of production zones and the Company has decided to temporarily suspend underground operations until seismic activity (after shocks) subside. Prior to resuming full production mining, all ground support systems underground will be re-inspected to ensure employee safety. The Company estimates that full underground production should resume within 48 hours.

Overall, the Company does not anticipate any significant production disruption as a result of the earthquake.

Geoff Burns, President & CEO of the Company, stated, "Sadly we experienced a fatal accident underground at our Huaron mine yesterday. While the accident may not be related to the seismic activity, out of an abundance of caution and concern for the safety of our miners, I have temporarily suspended underground operations at Huaron and Morococha until I can be assured that conditions are safe. My deepest sympathies are directed to the family of our employee and to the Peruvian people in the face of this unfortunate event."

The Company will continue to inform of any material changes to the current situation.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF THE UNITED STATES "PRIVATE SECURITIES LITIGATION REFORM ACT" OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS PRESS RELEASE, THE COMPANY'S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "PLANS", "PROJECTS" OR "PROJECTED", "EXPECTS" OR "DOES NOT EXPECT", "IS EXPECTED", "ESTIMATES", "FORECASTS", "SCHEDULED", "INTENDS", "ANTICIPATES" OR "DOES NOT ANTICIPATE", OR "BELIEVES", OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY", "CAN", "COULD", "WOULD", "SHOULD", "MIGHT" OR "WILL BE TAKEN", "OCCUR" OR "BE ACHIEVED". STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO THE EXTENT OF INTERRUPTIONS TO, AND ESTIMATED TIMING FOR RESUMPTION OF, MINING, MILLING AND SHIPPING ACTIVITIES AT THE COMPANY'S PERUVIAN OPERATIONS AS A DIRECT OR INDIRECT RESULT OF SEISMIC ACTIVITY.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATING TO OPERATIONAL HAZARDS SUCH AS GROUND INSTABILITY, ROCK FALLS, CAVE-INS AND FLOODING, AS WELL AS OTHER PERIODIC INTERRUPTIONS DUE TO NATURAL DISASTERS, EARTHQUAKES, INCLEMENT WEATHER OR HAZARDOUS WEATHER CONDITIONS THAT MAY RESULT IN ENVIRONMENTAL DAMAGE AND LIABILITIES, WORK STOPPAGES AND DELAYED PRODUCTION, INCREASED PRODUCTION COSTS, DAMAGE TO OR DESTRUCTION OF MINERAL PROPERTIES OR PRODUCTION FACILITIES, PERSONAL INJURY OR DEATH, ASSET WRITE DOWNS, MONETARY LOSSES AND OTHER LIABILITIES, THE ABILITY TO MAINTAIN INFRASTRUCTURE INCLUDING RELIABLE ROADS, BRIDGES, POWER AND WATER SUPPLY, AND SHORTAGE OF CRITICAL SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" CONTAINED IN THE COMPANY'S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

CONTACT:  Pan American Silver Corp.
          Alexis Stewart, Director Corporate & Investor Relations
          (604) 684-1175
          astewart@panamericansilver.com